Exhibit 99.1

BingEx Limited Announces Fourth Quarter and Fiscal Year 2024 Financial Results

Beijing, China, March 12, 2025 – BingEx Limited (the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter and Fiscal Year 2024 Highlights:

●	Revenues were RMB1,028.9 million (US$141.0 million) in the fourth quarter of 2024, compared to RMB1,212.3 million in the same period of 2023. For the year ended December 31, 2024, revenues were RMB4,468.2 million (US$612.1 million), compared to RMB4,528.8 million in 2023.

●	Gross profit was RMB102.9 million (US$14.1 million) in the fourth quarter of 2024, compared to RMB103.9 million in the same period of 2023. Gross profit margin reached 10.0%, improving from 8.6% in the same period in 2023. For the year ended December 31, 2024, gross profit was RMB490.6 million (US$67.2 million), representing an increase of 24.3% year-over-year.

●	Loss from operations was RMB152.7 million (US$20.9 million) in the fourth quarter of 2024. For the year ended December 31, 2024, loss from operations was RMB25.8 million (US$3.5 million).

●	Non-GAAP income from operations[1] was RMB7.3 million (US$1.0 million) in the fourth quarter of 2024. For the year ended December 31, 2024, non-GAAP income from operations was RMB134.3 million (US$18.4 million).

●	Net loss was RMB294.0 million (US$40.3 million) in the fourth quarter of 2024. For the year ended December 31, 2024, net loss was RMB146.5 million (US$20.1 million)

●	Non-GAAP net income[1] was RMB20.1 million (US$2.8 million) in the fourth quarter of 2024. For the year ended December 31, 2024, non-GAAP net income was RMB201.3 million (US$27.6 million).

●	The number of orders fulfilled was 65.8 million in the fourth quarter of 2024. For the year ended December 31, 2024, total fulfilled orders amounted to 277.2 million, representing an increase of 2.4% year-over-year.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer, commented, “2024 was a landmark year for FlashEx, highlighted by its widespread industry recognition and a solidified leadership position in the on-demand delivery market. Our relentless pursuit of excellence and meticulous attention to detail fueled resilient growth, leading to in 277.2 million fulfilled orders for the full year. By year-end, FlashEx’s services had extended across 295 cities in China, supported by a robust network of 2.8 million registered riders and 100.1 million users. Looking ahead, we will continue to harness our distinctive advantage in the on-demand dedicated courier model while integrating cutting-edge technologies to adapt to evolving industry dynamics and propel sustainable growth.”

Mr. Luke Tang, Chief Financial Officer of FlashEx, said, “Our ongoing efforts to optimize corporate structure and enhance operational efficiency drove steady progress across our business despite intensifying market competition in 2024. Our gross profit for the full year 2024 recorded solid growth of 24.3% compared to 2023, with gross profit margin increasing by 2.3 percentage points to 11.0%. What’s more, our average gross profit per order rose by 10.3% year-over-year in Q4 and 21.4% for the full year thanks to our growing brand recognition and differentiated service model. These accomplishments demonstrate the strength of our business model, underscoring our long-term value proposition.”

1 Non-GAAP income from operations, non-GAAP net income, non-GAAP operating margin and non-GAAP net income margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

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Fourth Quarter 2024 Financial Results

Revenues were RMB1,028.9 million (US$141.0 million) in the fourth quarter of 2024, compared with RMB1,212.3 million in the same period of 2023, mainly due to the decrease in fulfilled orders.

Cost of revenues was RMB926.0 million (US$126.9 million), compared with RMB1,108.5 million in the same period of 2023. The decrease was primarily attributable to the decrease in Flash-Riders’ remuneration and incentives to fulfill orders, which was partially offset by the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

Gross profit was RMB102.9 million (US$14.1 million), compared with RMB103.9 million in the same period of 2023. Gross profit margin was 10.0%, compared with 8.6% in the same period last year.

Total operating expenses were RMB255.6 million (US$35.0 million), representing an increase of 179.5% from RMB91.5 million in the same period of 2023.

Selling and marketing expenses were RMB90.3 million (US$12.4 million), representing a 93.4% increase from RMB46.7 million in the same period of 2023. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

General and administrative expenses were RMB85.0 million (US$11.6 million), representing a 234.4% increase from RMB25.4 million in the same period of 2023. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

Research and development expenses were RMB80.4 million (US$11.0 million), representing a 315.0% increase from RMB19.4 million in the same period of 2023. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

Loss from operations was RMB152.7 million (US$20.9 million). Income from operations was RMB12.4 million in the same period of 2023.

Non-GAAP income from operations1 was RMB7.3 million (US$1.0 million), compared with RMB12.4 million in the same period of 2023.

Changes in fair value of long-term investments were RMB154.0 million (US$21.1 million), primarily reflecting the losses from fair value measurement of long-term investments.

Other income was RMB7.3 million (US$1.0 million), compared with RMB14.2 million in the same period of 2023. The decrease was mainly due to a decrease in the amount of government grants.

Net loss was RMB294.0 million (US$40.3 million). Net income was RMB33.5 million in the same period of 2023.

Non-GAAP net income1 was RMB20.1 million (US$2.8 million), compared with RMB33.5 million in the same period of 2023.

Net loss attributable to ordinary shareholders was RMB296.8 million (US$40.7 million), compared with RMB3.9 million in the same period last year.

Basic and diluted net loss per ordinary share was RMB1.49 (US$0.20).

Fiscal Year 2024 Financial Results

Revenues were RMB4,468.2 million (US$612.1 million) in 2024, compared with RMB4,528.8 million in 2023.

Cost of revenues was RMB3,977.6 million (US$544.9 million), compared with RMB4,134.3 million in 2023. The decrease was primarily attributable to the decrease in Flash-Riders’ remuneration and incentives to fulfill orders, which was partially offset by the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

Gross profit was RMB490.6 million (US$67.2 million), compared with RMB394.6 million in 2023. Gross profit margin was 11.0%, compared with 8.7% in 2023.

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Total operating expenses were RMB516.3 million (US$70.7 million), representing an increase of 34.5% from RMB383.9 million in 2023.

Selling and marketing expenses were RMB223.9 million (US$30.7 million), representing a 19.0% increase from RMB188.2 million in 2023. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

General and administrative expenses were RMB148.5 million (US$20.4 million), representing a 41.7% increase from RMB104.8 million in 2023. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

Research and development expenses were RMB143.9 million (US$19.7 million), representing a 58.3% increase from RMB90.8 million in 2023. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions.

Loss from operations was RMB25.8 million (US$3.5 million). Income from operations was RMB10.6 million in 2023.

Non-GAAP income from operations1 was RMB134.3 million (US$18.4 million), compared with RMB10.6 million in 2023.

Changes in fair value of long-term investments were RMB187.7 million (US$25.7 million), primarily reflecting the losses from fair value measurement of long-term investments.

Other income was RMB41.7 million (US$5.7 million), compared with RMB74.3 million in 2023. The decrease was mainly due to a decrease in the amount of government grants.

Net loss was RMB146.5 million (US$20.1 million). Net income was RMB110.5 million in 2023.

Non-GAAP net income1 was RMB201.3 million (US$27.6 million), compared with RMB110.5 million in 2023.

Net loss attributable to ordinary shareholders was RMB260.1 million (US$35.6 million), compared with RMB35.8 million in 2023.

Basic and diluted net loss per ordinary share was RMB2.51 (US$0.34).

As of December 31, 2024, cash and cash equivalents, restricted cash and short-term investments were RMB793.0 million (US$108.6 million).

2025 Share Repurchase Plan

On March 11, 2025, the Company’s board of directors adopted a share repurchase program, whereby the Company is authorized to repurchase up to an aggregate of US$30.0 million worth of its shares (including in the form of American depositary shares, each representing three Class A ordinary shares (“ADSs”)) during the twelve-month period from March 12, 2025 to March 31, 2026. The share repurchases may be effected from time to time on the open market at prevailing market prices, through privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

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Conference Call

The Company will host an earnings conference call on Wednesday, March 12, 2025 at 8:00PM Beijing Time (8:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BI3a23cbcd7c5141dba7f3606e2898f61c

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com, and a replay of the webcast will be available following the session.

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, namely non-GAAP income from operations, non-GAAP net income, non-GAAP operating margin and non-GAAP net income margin, as supplemental measures to evaluate our operating results and make financial and operational decisions. Non-GAAP income from operations represents income (loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is equal to non-GAAP income from operations divided by revenues. Non-GAAP net income represents net income excluding changes in fair value of long-term investments and share-based compensation expenses. Non-GAAP net income margin is equal to non-GAAP net income divided by revenues.

By excluding the impact of changes in fair value of long-term investments and share-based compensation expenses, which are non-cash charges, we believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

Our non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	December 31,
	2023	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	699,391	592,358	81,153
Restricted cash	—	46,735	6,403
Short-term investments	150,699	153,910	21,086
Accounts receivable	12,115	16,893	2,314
Prepayments and other current assets	58,119	48,553	6,652
Total current assets	920,324	858,449	117,608
Non-current assets
Long-term investments	—	324,110	44,403
Property and equipment, net	5,544	3,687	505
Operating lease right-of-use assets	59,852	44,577	6,107
Other non-current assets	14,950	4,600	630
Total non-current assets	80,346	376,974	51,645
Total assets	1,000,670	1,235,423	169,253

LIABILITIES
Current liabilities
Accounts payable	339,832	223,391	30,604
Deferred revenue	51,945	56,768	7,777
Operating lease liabilities, current	12,346	13,091	1,793
Accrued expenses and other current liabilities	249,329	165,714	22,705
Total current liabilities	653,452	458,964	62,879
Non-current liabilities
Operating lease liabilities, non-current	45,360	29,395	4,027
Total non-current liabilities	45,360	29,395	4,027
Total liabilities	698,812	488,359	66,906
Mezzanine equity	2,733,560	—	—
Shareholders’ equity (deficit)	(2,431,702)	747,064	102,347
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,000,670	1,235,423	169,253

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended December 31,			Year ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Revenues	1,212,331	1,028,877	140,956	4,528,826	4,468,161	612,136
Cost of revenues	(1,108,457)	(925,962)	(126,856)	(4,134,271)	(3,977,598)	(544,929)
Gross Profit	103,874	102,915	14,100	394,555	490,563	67,207
Operating expenses:
Selling and marketing expenses	(46,681)	(90,266)	(12,366)	(188,249)	(223,935)	(30,679)
General and administrative expenses	(25,411)	(84,986)	(11,643)	(104,810)	(148,549)	(20,351)
Research and development expenses	(19,367)	(80,379)	(11,012)	(90,847)	(143,856)	(19,708)
Total operating expenses	(91,459)	(255,631)	(35,021)	(383,906)	(516,340)	(70,738)
Income (loss) from operations	12,415	(152,716)	(20,921)	10,649	(25,777)	(3,531)
Interest income	5,833	4,681	641	20,881	21,216	2,907
Changes in fair value of long-term investments	—	(154,039)	(21,103)	—	(187,725)	(25,718)
Investment income	987	762	104	4,648	4,203	576
Other income	14,245	7,321	1,003	74,321	41,672	5,709
Income (loss) before income taxes	33,480	(293,991)	(40,276)	110,499	(146,411)	(20,057)
Income tax expense	—	(1)	—	—	(69)	(9)
Net income (loss)	33,480	(293,992)	(40,276)	110,499	(146,480)	(20,066)
Accretion of redeemable convertible preferred shares to redemption value	(37,382)	(2,831)	(388)	(146,341)	(113,658)	(15,571)
Net loss attributable to ordinary shareholders	(3,902)	(296,823)	(40,664)	(35,842)	(260,138)	(35,637)
Net loss per ordinary share
— Basic and diluted — Class A and B	(0.05)	(1.49)	(0.20)	(0.50)	(2.51)	(0.34)
Weighted average number of shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	26,422,222	153,553,147	153,553,147	26,422,222	58,117,877	58,117,877
— Basic and diluted – Class B	45,577,778	45,577,778	45,577,778	45,577,778	45,577,778	45,577,778

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BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended December 31,			Year ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Income (loss) from operations	12,415	(152,716)	(20,921)	10,649	(25,777)	(3,531)
Add: Share-based compensation expenses	—	160,027	21,924	—	160,027	21,924
Non-GAAP income from operations	12,415	7,311	1,003	10,649	134,250	18,393
Operating margin	1.0%	-14.8%		0.2%	-0.6%
Add: Share-based compensation expenses as a percentage of revenues	—	15.6%		—	3.6%
Non-GAAP operating margin	1.0%	0.8%		0.2%	3.0%

Net income (loss)	33,480	(293,992)	(40,276)	110,499	(146,480)	(20,066)
Add: Changes in fair value of long-term investments	—	154,039	21,103	—	187,725	25,718
Add: Share-based compensation expenses	—	160,027	21,924	—	160,027	21,924
Non-GAAP net income	33,480	20,074	2,751	110,499	201,272	27,576
Net income (loss) margin	2.8%	-28.6%		2.4%	-3.3%
Add: Changes in fair value of long-term investments as a percentage of revenues	—	15.0%		—	4.2%
Add: Share-based compensation expenses as a percentage of revenues	—	15.6%		—	3.6%
Non-GAAP net income margin	2.8%	2.0%		2.4%	4.5%

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